RMS



17018442

ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle Suite 400
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moody 615-372-1356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard CPAs
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue	Nashville	TN	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC / TM
17 NOV 29 PM 4:36
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martha S. Mason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Securities, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Tennessee
County of Williamson



SHERRY L. SLEDD
NOTARY
TENNESSEE
PUBLIC
WILLIAMSON COUNTY

Signature

President

Title

Notary Public

Commission Expires 2/8/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRASIERDEAN
HOWARDCPAs



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Taylor Securities, Inc.

We have audited the accompanying statement of financial condition of Taylor Securities, Inc. as of September 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Taylor Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Securities, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information as noted on Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Taylor Securities, Inc.'s financial statements. The supplemental information is the responsibility of Taylor Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information as noted on Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
November 4, 2017

TAYLOR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 207,933
Deposit with clearing broker	25,026
Commissions receivable	198,844
TOTAL ASSETS	$ 431,803

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 73,435
STOCKHOLDERS' EQUITY	
Common stock, $1 stated value; 2,000 shares authorized, 1,250 shares issued and outstanding	1,250
Additional paid-in capital	28,100
Retained earnings	329,018
TOTAL STOCKHOLDERS' EQUITY	358,368
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 431,803

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2017

REVENUES	
Commissions	$ 644,274
Registered investment advisor fees	1,041,139
TOTAL REVENUES	1,685,413
OPERATING EXPENSES	1,669,043
OPERATING INCOME	16,370
OTHER INCOME	62
EARNINGS BEFORE STATE INCOME TAXES	16,432
STATE INCOME TAX EXPENSE	-0-
NET EARNINGS	$ 16,432

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE – SEPTEMBER 30, 2016	$ 1,250	$ 28,100	$ 312,586	$ 341,936
NET EARNINGS	-0-	-0-	16,432	16,432
BALANCE – SEPTEMBER 30, 2017	$ 1,250	$ 28,100	$ 329,018	$ 358,368

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from securities companies and investors	$ 1,703,614
Cash paid to suppliers and employees	(1,671,877)
Other income received	62
NET CASH PROVIDED BY OPERATING ACTIVITIES	31,799
NET INCREASE IN CASH AND CASH EQUIVALENTS	31,799
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	176,134
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 207,933

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	$ 16,432
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease(Increase) in operating assets:	
Deposit with clearing broker	(10)
Commissions receivable	18,211
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(2,834)
TOTAL ADJUSTMENTS	15,367
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 31,799

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling Mutual fund and bond trade transactions and providing investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly no allowance for doubtful accounts is required at September 30, 2017.

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for Inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company files income tax returns in the U. S. federal jurisdiction and the State of Tennessee. The Company's U. S. federal income tax returns for years prior to 2014 are no longer open to examination. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2017 and November 4, 2017, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 – CONCENTRATION OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may at times exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

TAYLOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2017

NOTE 3 – CONCENTRATION OF RISK (CONTINUED)

The Company also has an account with a broker-dealer that is the custodian of the Company's Securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's accounts up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $1,900,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 – DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

NOTE 5 – RELATED PARTY TRANSACTIONS

Accounts payable to stockholders for commissions and registered investment advisory fees totaled $58,666 at September 30, 2017.

Total salaries, bonuses and commissions included in the operating expenses that were paid to stockholders and other related parties amounted to $655,993 in 2017.

NOTE 5 – RELATED PARTY TRANSACTIONS (CONTINUED)

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $924,979 in 2017.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, the Company had net capital, as defined, of $140,515, which was $90,515 in excess of its required net capital of $50,000. The Company's net capital ratio was .5226 to 1.

SUPPLEMENTARY INFORMATION

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2017

TOTAL STOCKHOLDER'S EQUITY	$ 358,368
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Raymond James restricted account	25,026
RIA fee commissions due	191,376
Commissions over 30 days	28
Haircuts – money market funds maintained with clearing broker at 2%	1,423
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	217,853
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2017 UNAUDITED FOCUS REPORT – PART IIA)	$ 140,515
NET CAPITAL REQUIRED	$ 50,000
EXCESS CAPITAL	$ 90,515
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 73,435
TOTAL AGGREGATE INDEBTEDNESS	$ 73,435
NET CAPITAL LESS GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% OF NET CAPITAL REQUIRED	$ 80,515
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	52.26%

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2017

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2017

The net capital computed on Page 15 and the Company's computation of net capital on its September 30, 2017 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2017

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2017

None.

FRASIERDEAN
HOWARDCPAs



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Taylor Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Taylor Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Taylor Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Taylor Securities, Inc. stated that Taylor Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Taylor Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Taylor Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frasier, Dean + Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
November 4, 2017


taylor wealth solutions

September 30, 2017

Mr. Brady Perniciaro
FINRA- District 5
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA. 70163-0802

Re: SEC Rule 15c3-3 Exemption Report

Dear Mr. Perniciaro;

Pursuant to new requirements with respect to SEC Rule 17a-5, Taylor Securities, Inc. claims exemption from Rule 15c3-3 under paragraph (k}(2}(ii) of the Rule ("Introduces Accounts and Does Not Hold Customer Funds or Securities") as of and for the year ended September 30, 2017.

Taylor Securities, Inc. met the above-mentioned exemption provisions throughout the year ended September 30, 2017 without exception.

Sincerely,



Martha S. Mason

President

100 Winners Circle N | Suite 400 | Brentwood, TN | 37027 | taylorwealthsolutions.com | 615.373.4111
Taylor Financial Corp. | Taylor Securities, Inc.* | Taylor/Webster, Inc.
*Member FINRA/SIPC

FRASIERDEAN
HOWARDCPAs



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Taylor Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2017, which were agreed to by Taylor Securities, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Taylor Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Taylor Securities, Inc.'s management is responsible for Taylor Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2017 with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
November 4, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

36712 FINRA SEP
TAYLOR SECURITIES INC
100 WINNERS CIR N STE 400
BRENTWOOD TN 37027-1074

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2f from page 2) $ 1851

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (1402)

4/20/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 449

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Taylor Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 12 day of October, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,685,475 (the sum of both periods)	$ 429,376	$ 1,256,099
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		156,041	466,896
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2383	6745
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): interest (Deductions in excess of $100,000 require documentation)		9	53
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0 / $ 0		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0 / $ 0		
Enter the greater of line (i) or (ii)			
Total deductions		158,433	473,694
2d. SIPC Net Operating Revenues		$ 270,943	$ 782,405
2e. General Assessment at applicable rate for assessment period.		$ 677.36 @.0025	$ 1173.61 @.0015
2f. Total General Assessment add both columns.		$ 1850.97 (to page 1, line 2.A.)	



taylor wealth solutions

November 28, 2017

SEC Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
NOV 29 2017
Washington DC
408

Re: Taylor Securities, Inc.
CRD# 17575
SEC# 8-36712

To Whom It May Concern,

Enclosed is a copy of the annual audited financial report for our Broker/Dealer for fiscal year ending September 30, 2017. If you have any questions or anything else is needed please let me know.

Sincerely,

George Moody
Financial Operations Principal, Taylor Securities, Inc.
615-372-1356

RECEIVED
2017 NOV 29 PM 4:36
SEC / TM

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2017

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SEPTEMBER 30, 2017

CONTENTS